EMGOLD MINING CORPORATION **EMR-TSX VENTURE**
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

April 5, 2005

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

dlw 4/7

Shannon M. Ross
Corporate Secretary

Enclosures

United States Sec Filing
April 5, 2005

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold Aquires Additional Mineral Rights in Grass Valley, California – dated March 2. 2005.
2. Emgold Announces 24.8 Million Unit Non-Brokered Financing – dated March 31, 2005.

Correspondence with Securities Commission(s)

1. Notice of Meeting & Record Date – dated March 1, 2005.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com

March 2, 2005

TSX Venture Exchange Symbol: **EMR**
U.S. OTC: **EGMCF.PK**
SEC 12g3-2(b): 82-3003

Emgold Acquires Additional Mineral Rights in Grass Valley, California

Emgold Mining Corporation ("Emgold") through its wholly owned subsidiary, Idaho-Maryland Mining Corp. ("IMMC") is pleased to announce that it has recently purchased approximately 30 acres of additional underground mineral rights adjacent to its current Idaho-Maryland Mine holdings located in Grass Valley, California. These new properties consist of underground rights to the patented Golden Gate West and Golden Gate East Lode claims and the remaining 70% of the patented Dana and Christopher Columbus Treasury Lode Claims not already controlled by IMMC. The claims were purchased from independent and private individuals for US$ 25,000. The acquisition will complement IMMC's approximate 2800 acres of mineral rights at the Idaho Maryland Mine and may provide additional extensions to currently identified surface and underground exploration targets. IMCC's present surface land position gives Emgold the only possible portal or access to the historical workings that surround the Idaho Maryland Mine site.

The Idaho-Maryland Gold Mine, discovered in 1851, produced gold from 1862 through 1956 with recorded production of 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton (opt). The mine is the second largest historical underground gold producer in California. The maximum annual production at the mine was 138,000 ounces of gold per year with a five-year output (1937-1941) that averaged 119,000 ounces of gold per year. Based on the extensive data available about the mine and using modern computer modeling, Emgold believes that the Idaho-Maryland still has the potential to exceed the production of its famous neighbor, Newmont's Empire Mine, which produced 6 million ounces of gold.

Currently the Idaho-Maryland has Measured and Indicated Gold Resources of 1,666,000 tons grading 0.28 opt containing 472,000 ounces of gold and an Inferred Gold Resource of 2,526,000 tons grading 0.38 opt containing 952,000 ounces of gold. These gold resources were presented in the NI 43-101 Preliminary Assessment Technical Report prepared by AMEC Americas Limited, dated November 22, 2004 and are based on the historic Mine Call Factor of 1.44 as defined in the report.

In order to initiate underground exploration and development, IMMC presented to the City of Grass Valley on February 8, 2005, application documents for Conditional Use Permits for the Idaho-Maryland Project. As the lead permitting agency for the Idaho-Maryland Project, the City of Grass Valley has 30 days from receipt of the application documents to review and deem the information as substantially complete in order to initiate the permitting process. If the documents are deemed incomplete, deficiencies will

be promptly addressed by IMMC and submitted for review by the City until all issues are substantially addressed. The Company is seeking a permit to allow for the dewatering of the existing Idaho-Maryland Gold Mine workings, the construction of an access ramp for underground exploration and possible future staged mine production. Should sufficient gold be discovered during the initial exploration stage, Emgold would consider toll milling to recover gold at an earlier stage of development. The additional cost of toll milling would be initially offset by the significantly lower capital requirements of an integrated processing facility rather than building a stand alone gold plant, while conducting exploration and possibly identifying additional resources.

Once the permit is granted, Emgold is planning to reopen the mine and mine for ore near surface in the process of going underground to explore the deeper extensions of the Idaho-Maryland. Most of the known exploration targets exist between the 600 foot and 3,280 foot levels. Emgold's interpretation of the historic information indicates that the Idaho-Maryland may be extended from the existing 3,280 foot level to below the 5,000 foot level. Furthermore, the Company has significant information on approximately 55 production targets identified at the time the mine closed in 1956 that make up part of 200 resource blocks available for additional underground exploration. The recent acquisitions of additional underground mineral rights extend some of these currently identified underground exploration targets.

The overall project management for the Idaho-Maryland Project is supervised by William J. Witte, P.Eng., President and CEO of Emgold and Ian Chang, P.Eng., V.P. Project Development, both "Qualified Persons" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects."

For more information about Emgold, the Idaho-Maryland Project, the Ceramext™ Process, the Stewart, Rozan and Jazz Properties in British Columbia, please visit http://www.emgold.com or http://www.sedar.com.

On behalf of the Board of Directors

William J. Witte, P.Eng.
President and Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
http://www.emgold.com/

Date: March 31, 2005

TSX Venture Exchange Symbol: **EMR**
U.S. OTC: **EGMCF.PK**
SEC 12g3-2(b): 82-3003

EMGOLD ANNOUNCES 24.8 MILLION UNIT NON-BROKERED FINANCING

Emgold Mining Corporation (EMR-TSX-V) ("Emgold") is pleased to announce that it will carry out a non-brokered private placement with arm's length investors of up to 24,800,000 units (the "Units) at a price of CAD $0.50 per Unit for aggregate gross proceeds of up to CAD $12,400,000 (the "Offering"). Each Unit will be comprised of one common share in the capital of Emgold and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share of Emgold for a period of 24 months from closing, at an exercise price of CAD $0.70 per share.

The Offering is subject to certain conditions including, but not limited to, final documentation and receipt of all necessary approvals to the transaction. Finders' fees of up to 4% of the proceeds of the Offering may be payable. All shares, warrants and any shares issued upon exercise of the warrants with respect to the Offering are subject to a hold period and may not be traded for four months from the date of issuance.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

Proceeds from the Offering will be used to fund further exploration and development of the Company's Idaho-Maryland project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process and for general administrative purposes. Expenses for the Idaho-Maryland project include the activities associated with the application for a Conditional Use Permit, on-going geologic investigations and exploration, property acquisitions, mine planning and public outreach activities. The further development of the Ceramext™ process includes research and development, operation of the pilot plant, design of a demonstration plant, marketing studies, feasibility and protection of intellectual property. Additional testing of the Ceramext™ process is being conducted on other feed materials for a wide range of new applications.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ Process, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

William J. Witte, P.Eng.
President and Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com

Not for distribution to U.S. Newswire Service or for Dissemination in the United States

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 1, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: EMGOLD MINING CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type	: Annual General and Special Meeting
2. CUSIP/Class of Security entitled to receive notification	: 290928100/CA2909281008/COMMON
3. CUSIP/Class of Security entitled to vote	: 290928100/CA2909281008/COMMON
4. Record Date for Notice	: 28/04/2005
5. Record date for Voting	: 28/04/2005
6. Beneficial Ownership determination date	: 28/04/2005
7. Meeting Date	: 08/06/2005
8. Meeting Location	: Vancouver

Yours Truly

"Stacey McGlynn"
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4204
Fax: 604.661.9401